SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AdaptHealth Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00653Q102

(CUSIP Number)

Matthew Ebbel

SkyKnight Capital

One Letterman Drive

Building C, Suite 3-950

San Francisco, CA 94129

(415) 914-0788

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00653Q102

1.	Names of Reporting Persons. SkyKnight Aero Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,662,814
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,662,814
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,662,814
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.2% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

The percent of class was calculated based on 134,289,067 shares of Common Stock outstanding as of May 6, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2022.

CUSIP No. 00653Q102

1.	Names of Reporting Persons. SkyKnight Aero Holdings II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 100,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

The percent of class was calculated based on 134,289,067 shares of Common Stock outstanding as of May 6, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2022.

CUSIP No. 00653Q102

1.	Names of Reporting Persons. SkyKnight Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,762,814
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,762,814
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,762,814
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.3% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

The percent of class was calculated based on 134,289,067 shares of Common Stock outstanding as of May 6, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2022.

CUSIP No. 00653Q102

1.	Names of Reporting Persons. SkyKnight Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,762,814
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,762,814
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,762,814
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.3% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

The percent of class was calculated based on 134,289,067 shares of Common Stock outstanding as of May 6, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2022.

CUSIP No. 00653Q102

1.	Names of Reporting Persons. SkyKnight Capital Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,043,056
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,043,056
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,043,056
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

The percent of class was calculated based on 134,289,067 shares of Common Stock outstanding as of May 6, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2022.

CUSIP No. 00653Q102

1.	Names of Reporting Persons. SkyKnight Capital II GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,043,056
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,043,056
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,043,056
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

The percent of class was calculated based on 134,289,067 shares of Common Stock outstanding as of May 6, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2022.

CUSIP No. 00653Q102

1.	Names of Reporting Persons. Matthew Ebbel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,805,870
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,805,870
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,805,870
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.6% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

The percent of class was calculated based on 134,289,067 shares of Common Stock outstanding as of May 6, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2022.

This Amendment No. 1 (this “Amendment”) amends and restates in its entirety the statement on Schedule 13D originally filed by Reporting Persons on March 15, 2021 (the “Schedule 13D”) to include SkyKnight Aero Holdings II, LLC (“SkyKnight Aero Holdings II”) as a Reporting Person as a result of its initial acquisition of shares of Common Stock reported in this Amendment. Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

Item 1. Security and Issuer

This Schedule 13D relates to the shares of Common Stock, par value $0.0001 per share (“Common Stock”) of AdaptHealth Corp. (the “Issuer”). The address of the principal executive offices of the Issuer is 220 West Germantown Pike, Suite 250, Plymouth Meeting, PA 19462.

Item 2. Identity and Background

Item 2(a)-(c). This Schedule 13D is being filed by the following persons (each a “Reporting Person”):

i.	SkyKnight Aero Holdings, LLC, a Delaware limited liability company (“SkyKnight Aero Holdings”). The manager of SkyKnight Aero Holdings is SkyKnight Capital, L.P., a Delaware limited partnership (“SkyKnight Capital”).

ii.	SkyKnight Aero Holdings II, a Delaware limited liability company. The manager of SkyKnight Aero Holdings II is SkyKnight Capital.

iii.	SkyKnight Capital. The general partner of SkyKnight Capital is SkyKnight Capital Management, LLC, a Delaware limited liability company (“SkyKnight Capital Management”).

iv.	SkyKnight Capital Management. Matthew Ebbel (“Mr. Ebbel”) is the managing member of SkyKnight Capital Management.

v.	SkyKnight Capital Fund II, L.P., a Delaware limited partnership (“SkyKnight Fund II” and together with SkyKnight Aero Holdings and SkyKnight Aero Holdings II, the “SkyKnight Funds”). The general partner of SkyKnight Fund II is SkyKnight Capital II GP, LLC, a Delaware limited liability company (“SkyKnight II GP”).

vi.	SkyKnight II GP. Mr. Ebbel is the managing member of SkyKnight II GP.

vii.	Mr. Ebbel, a citizen of the United States of America.

The principal business of each Reporting Person is the venture capital investment business. The principal business address of each Reporting Person is One Letterman Drive, Building C, Suite 3-950, San Francisco, CA 94129.

Item 2(d)-(e). During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration

The information set forth in Item 4 and Item 5(c) below is incorporated by reference in its entirety into this Item 3. The SkyKnight Funds purchased the shares set forth in Item 5(c) for an aggregate of approximately $11,101,543, using funds from working capital.

Item 4. Purpose of Transaction

On February 1, 2021, the Issuer completed the previously announced acquisition of AeroCare Holdings, Inc., a Delaware corporation (“AeroCare”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 1, 2020, by and among the Issuer, AeroCare, AH Apollo Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub I”), AH Apollo Merger Sub II LLC, a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub II”), and Peloton Equity, LLC, a Delaware limited liability company, solely in its capacity as the representative, agent and attorney-in-fact of the AeroCare equityholders (the “Merger Agreement”) through (a) the merger of Merger Sub I with and into AeroCare, with AeroCare continuing as the surviving corporation of such merger (the “First Merger”) and (b) the merger of AeroCare with and into Merger Sub II, with Merger Sub II continuing as the surviving limited liability company of such merger (the “Second Merger” and, collectively with the First Merger, the “Merger”). As a result of the Merger, the Reporting Persons became entitled to receive, among other things, the shares of the Issuer’s Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) and the shares of the Issuer’s Series C Convertible Preferred Stock, par value $0.0001 per share (the “Series C Preferred Stock”) described in Item 5 hereof (the “Shares”).

On March 3, 2021, pursuant to the terms of the Merger Agreement, a majority of the stockholders of the Issuer voted to approve the issuance of shares of the Issuer’s Class A Common Stock issuable upon conversion of the Series C Preferred Stock, by removal of the conversion restriction that prohibited such conversion of Series C Preferred Stock. Upon approval by the stockholders, each share of Series C Preferred Stock became convertible into Class A Common Stock on a 100-for-one basis, subject to adjustments as set for the in the Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock, Par Value $0.0001 Per Share, of the Issuer dated as of January 29, 2021 (the “Certificate of Designations”). The Series C Preferred Stock has no expiration date.

Pursuant to the terms of the Merger Agreement, the Reporting Persons received the right to designate a non-voting observer to attend all meetings of the Issuer’s board of directors and receive all information provided to the Issuer’s board of directors.

The Reporting Persons acquired their shares in AeroCare as an investment in the ordinary course of business. Additionally, the Reporting Persons may acquire additional Securities through open market transactions, privately negotiated transactions or other methods.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of the Shares, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

On March 19, 2021, each share of Series C Preferred Stock then held by the Reporting Persons was converted on a 100-for-1 basis into shares of the Issuer’s Class A Common Stock. Subsequently, on July 28, 2021, the Class A Common Stock was renamed as “Common Stock.”

Item 5. Interest in Securities of the Issuer

Item 5(a)-(b). The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percent of class was calculated based on 134,289,067 shares of Common Stock outstanding as of May 6, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2022.

SkyKnight Aero Holdings directly holds 5,662,814 shares Common Stock, which represents approximately 4.2% of the outstanding Common Stock.

SkyKnight Aero Holdings II directly holds 100,000 shares of Common Stock, which represents approximately 0.1% of the outstanding Common Stock.

SkyKnight Capital, as manager of each of SkyKnight Aero Holdings and SkyKnight Aero Holdings II, may be deemed to beneficially own 5,762,814 shares of Common Stock held directly by SkyKnight Aero Holdings and SkyKnight Aero Holdings II, which in the aggregate represents approximately 4.3% of the outstanding Common Stock.

SkyKnight Capital Management, as the general partner of SkyKnight Capital, may be deemed to beneficially own 5,762,814 shares of Common Stock held directly by SkyKnight Aero Holdings and SkyKnight Aero Holdings II, which in the aggregate represents approximately 4.3% of the outstanding Common Stock.

SkyKnight Fund II directly holds 3,043,056 shares of Common Stock, which represents approximately 2.3% of the outstanding Common Stock.

SkyKnight II GP, as the general partner of SkyKnight Fund II, may be deemed to beneficially own 3,043,056 shares of Common Stock held directly by SkyKnight Fund II, which in the aggregate represents approximately 2.3% of the outstanding Class A Common Stock.

Mr. Ebbel, as the managing member of each of SkyKnight Capital Management and SkyKnight II GP, may be deemed to beneficially own 8,805,870 shares of Common Stock held directly by the SkyKnight Funds.

The above percentages of beneficial ownership were determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

Item 5(c). Information concerning transactions in the shares of Common Stock effected within the last 60 days by the Reporting Persons is set forth in Annex I of this Schedule 13D.

Item 5(d). Not applicable.

Item 5(e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amended and Restated Registration Rights Agreement

On February 1, 2021, in connection with the Merger and pursuant to the terms of the Merger Agreement, certain of the Reporting Persons entered into joinders to that certain Amended and Restated Registration Rights Agreement, dated as of July 1, 2020 (as amended, the “Registration Rights Agreement”), by and among the Issuer, AdaptHealth Holdings LLC, and certain other holders of the Issuer’s capital stock, which joinders, among other things, provide stockholders of AeroCare receiving Class A Common Stock and Series C Preferred Stock pursuant to the Merger Agreement with certain registration rights with respect to the shares of Class A Common Stock and the shares of Class A Common Stock issuable upon conversion (subject to the terms and conditions of the Certificate of Designations) of the Series C Preferred Stock.

Pursuant to the Registration Rights Agreement, the Company is obligated to file a shelf registration statement registering the resale of all of the Registrable Securities (as defined in the Registration Rights Agreement). In addition, subject to certain requirements and customary conditions, the equityholders that are party thereto (the “Equityholders”) may demand, at any time or from time to time, that the Issuer file a registration statement on Form S-1, or any similar long-form registration statement, or if available, on Form S-3 to register the Registrable Securities held by the Equityholders. The Registration Rights Agreement also provides the Equityholders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 99.2 hereto, and is incorporated by reference into this Item 6.

Lock-Up Agreement

On February 1, 2021, certain of the Reporting Persons entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with Deutsche Bank Securities Inc. and Jefferies LLC. Pursuant to the terms of the Lock-Up Agreement, the Reporting Persons have agreed, with certain exceptions, during the period ending 60 days after February 1, 2021, not to sell, offer to sell or enter into certain derivative arrangements with respect to the shares of Class A Common Stock or any securities exchangeable or exercisable for or convertible into shares of Class A Common Stock.

The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Form of Lock-Up Agreement, a copy of which is filed as Exhibit 99.3 hereto, and is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement (filed herewith).

Exhibit 99.2	Amended and Restated Registration Rights Agreement, dated July 1, 2020, among the Issuer and the stockholders party thereto (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 2, 2020, including an amendment thereto filed as Exhibit 4.1 to the Form 8-K filed with the SEC on December 7, 2020).

Exhibit 99.3	Form of Lock-Up Agreement (incorporated by reference to Exhibit B to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 12, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2022

SKYKNIGHT AERO HOLDINGS, LLC By: SkyKnight Capital, L.P. Manager

By: SkyKnight Capital Management, LLC General Partner

By:	/s/ Matthew Ebbel
Matthew Ebbel Managing Member

SKYKNIGHT AERO HOLDINGS II, LLC

By:	SkyKnight Capital, L.P.
Manager

By:	SkyKnight Capital Management, LLC
General Partner

By:	/s/ Matthew Ebbel
Matthew Ebbel
Managing Member

SKYKNIGHT CAPITAL, L.P. By: SkyKnight Capital Management, LLC General Partner

By:	/s/ Matthew Ebbel
Matthew Ebbel Managing Member

SKYKNIGHT CAPITAL MANAGEMENT, LLC

By:	/s/ Matthew Ebbel
Matthew Ebbel Managing Member

SKYKNIGHT CAPITAL FUND II, L.P. By: SkyKnight Capital II GP, LLC General Partner

By:	/s/ Matthew Ebbel
Matthew Ebbel Managing Member

SKYKNIGHT CAPITAL II GP, LLC

By:	/s/ Matthew Ebbel
Matthew Ebbel Managing Member

/s/ Matthew Ebbel
MATTHEW EBBEL